Exhibit 97.1

Clawback Policy

I. Policy Brief & Scope

American Eagle Outfitters, Inc. (“AEO” or the “Company”) always has been committed to ensuring that compensation earned, in whatever form, is properly awarded, paid and accounted for. For that reason, AEO’s Annual Cash Incentive Compensation Plan and Stock Award and Incentive Plan (“Plans”) include clawback language, subjecting incentive compensation issued under the plans to AEO’s ability to recoup or recover (or “clawback”) all or part of the awards upon the discovery of misconduct by any recipient, whether an executive or otherwise, that causes the need for restatement of financial statements. In early 2023, the US Securities and Exchange Commission (“SEC”) finalized new and amended rules governing the recovery or clawback of certain awarded incentive-based compensation from current and former executive officers in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. Consistent with the letter and spirit of AEO’s values, existing clawback provisions in relevant Plans, the applicable rules of the New York Stock Exchange (“NYSE”) Listed Company Manual, and the SEC’s new rules, the Compensation Committee (“the Committee”) of the Board of Directors of AEO has established this Clawback Policy (the “Policy”) to provide for the recovery of erroneously awarded compensation.

II. Who Must Read & Understand this Policy

This Policy applies to the Company’s current and former executive officers. The executive officers of AEO whose incentive-based compensation is covered by this Policy include any executive subject to Form 4 reporting - AEO’s president, principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, or any other person (including an officer of the company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company (“Executive Officers”). This includes individuals who served as an Executive Officer at any time during the performance period relating to any Incentive-Based Compensation (as defined below) whether or not the Executive Officer is serving at the time compensation is required to be repaid to AEO as a result of this Policy.

III. Standards & Responsibilities

A. Administration & Interpretation

This Policy shall be administered by the Committee and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for AEO’s compliance with NYSE Rules, Rule 10D-1, and any other applicable law, regulation, rule or interpretation promulgated by the SEC or NYSE relating to this Policy.

B. Incentive-Based Compensation Clawback as to Executive Officers

1. Compensation Subject to Clawback

Only incentive-based compensation is subject to clawback under this Policy. “Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any Financial Reporting Measures. For purposes of this Policy, “Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, including but not limited to, “non-GAAP” financial measures, such as those appearing in the Company’s earnings releases or Management Discussion and Analysis, and any other measure that is derived wholly or in part from such measure. Stock price and total shareholder return (and any measures derived wholly or in part from them) also are considered Financial Reporting Measures for purposes of this Policy. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with SEC.

Incentive-Based Compensation does not include annual base salary, compensation that is awarded based purely on service to AEO (time vested award, including time-vested stock options or restricted share rights) or compensation which is awarded solely at the discretion of the Committee, nor does it include compensation which is awarded based on subjective standards, strategic measures, or operational measures.

Incentive-Based Compensation is deemed “Received” in the fiscal period during which the applicable Financial Reporting Measure is attained, even if the payment or grant occurs after the end of that fiscal period.

2. Clawback Triggers

This Policy shall only apply in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statement, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Misconduct by an impacted Executive Officer is not necessary for this clawback to be triggered.

3. Applicable Time Periods

This Policy applies to any Incentive-Based Compensation paid to an Executive Officer during any of the three (3) fiscal completed years immediately preceding the date AEO is required to restate its financial results (the “Clawback Period”). The time period will be determined as the earlier of:

• the date that AEO’s Committee (or a delegate of the Committee or authorized officer, if Committee action is not required) concludes that AEO’s previously issued financial statements contain a material error; or

• the date on which a court, regulator or other similarly authorized body causes AEO to restate its financial information to correct a material error.

Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on the NYSE or another national securities exchange and (2) on or after October 2, 2023 (the “Effective Date”).

4. Calculation of “Erroneously Awarded Compensation”

“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an accounting restatement, the amount of Incentive Compensation that exceeds the amount of incentive-based compensation that would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

Specifically, after an accounting restatement, AEO will recalculate the applicable Financial Reporting Measure and the amount of Incentive-Based Compensation based on the recalculated measure for the applicable period(s). AEO will determine whether, based on that Financial Reporting Measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of Incentive Based Compensation than would have been received applying the recalculated Financial Reporting Measure. Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, AEO will determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure that was restated and will recalculate the affected portion based on the Financial Reporting Measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the restatement. The Erroneously Awarded Compensation will be calculated on a pre-tax basis to ensure that AEO recovers the full amount of Incentive-Based Compensation that was erroneously awarded.

For Incentive-Based Compensation based on stock price or total shareholder return (TSR), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the Committee shall determine the amount of Erroneously Awarded Compensation based on reasonable estimate of the effect of the accounting restatement on the stock price or TSR upon which the incentive-based compensation was received; and (2) AEO shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE as necessary.

5. Recoupment Process

AEO shall recover reasonably promptly any Erroneously Awarded Compensation received by any Executive Officer(s), except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. To effectuate a prompt recoupment of Erroneously Awarded Compensation, AEO will promptly notify each Executive Officer(s) with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation. For the avoidance of doubt, recovery of any Erroneously Awarded Compensation is on a “no fault” basis, meaning that it will occur regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the restatement that triggered the clawback.

The Committee will take such action as it deems appropriate, in its sole and absolute discretion, to accomplish prompt recovery for the Erroneously Awarded Compensation. Such action may include, but is not limited to, reimbursement, offsets to compensation otherwise owed, and canceling vested or unvested equity awards.

Notwithstanding anything herein to the contrary, AEO shall not be required to recoup Erroneously Awarded Compensation if one of the following conditions is met and the Committee determines that recoupment would be impracticable:

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, AEO shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

(b) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, AEO shall obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and shall provide such opinion to the NYSE.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to AEO when due, AEO shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse AEO for any and all expenses reasonably incurred (including legal fees) by AEO in recovering such Erroneously Awarded Compensation.

6. No Indemnification of Executive Officers

Regardless of the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer(s) that may be interpreted to the contrary, AEO shall not indemnify any Executive Officer(s) against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer(s) to fund potential clawback obligations under this Policy. AEO also shall not enter into any agreement that exempts any incentive-based compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives AEO’s right to recover any Erroneously Awarded Compensation and, this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

7. Mandatory Disclosures

A copy of this Policy and any amendments to it will be posted on AEO’s website and filed as an exhibit to AEO’s annual report on Form 10-K. Furthermore, AEO will make certain disclosures in its proxy statements if AEO is required to prepare an accounting restatement in a manner that triggers potential recovery of Erroneously Awarded Compensation pursuant to this Policy.

C. Other Recoupment or Recovery Rights

This Policy shall be binding and enforceable against all Executive Officers (as defined in this Policy) and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators, or other legal representatives. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to

AEO under applicable law, regulation, or rule or pursuant to any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, or other arrangement. Notwithstanding the foregoing, there shall be no duplication of recovery of the same Erroneously Awarded Compensation under this Policy and any such other policy or agreement, unless required by applicable law. Provided that, if such other policy or agreement provides that a greater amount of such compensation shall be subject to clawback, such other policy or agreement shall apply to the amount in excess of the amount subject to clawback under this Policy.

D. Amendment & Termination

The Committee may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which AEO’s securities are listed.

Clawback Policy Acknowledgement

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of AEO’s Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Compensation Committee of the Board that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to AEO, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:____________________________ Date:___________________________

[Name]

[Title]